8/21/97 extension

Prospectus Supplement Dated August 21, 1997 to Prospectus Dated
July 14, 1997

   Extension of Exchange Offer. Qwest Communications International Inc. (the "Company") has extended to 5:00 p.m., New York City time, August 25, 1997, its offer (the "Exchange Offer") to exchange its 10-7/8% Series B Senior Notes Due 2007 ("New Notes") for its 10-7/8% Senior Notes Due 2007 ("Old Notes"). The offer had been schedule to expire at 5:00 p.m., New York City time, on August 21, 1997. Old Notes in the approximate aggregate principal amount of $249 million have been tendered in the Exchange Offer.

   Holders of Old Notes who do not tender before 5:00 p.m., New
York City time, August 25, 1997, will continue to hold unregistered securities and will have no right to compel the Company to register their Old Notes under the Securities Act of 1933.